

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 30, 2010

Mr. Mark L. Baum
Chief Executive Officer
Shrink Nanotechnologies, Inc.
2038 Corte del Nogal, Suite 110
Carlsbad, California 92011

>   **Re: Shrink Nanotechnologies, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed April 15, 2010**
>   **File No. 0-52860**

Dear Mr. Baum:

        We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   Kevin L. Vaughn
>   Accounting Branch Chief